LOTON, CORP.

13499 RUE HUNTINGTON, QC, H8Z1G3, CANADA

Tel. 1(438)8701351

Fax. 1(450)9881288

E-mail: lotoncorp@yahoo.com

July 9, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Ryan Houseal, Ms. Maryse Mills-Apenteng.

Re: Loton, Corp.

Registration statement on Form S-1,

Filed on June 1, 2010

Filing No. 333-167219

Dear Mr. Ryan Houseal, Ms. Maryse Mills-Apenteng:

Further to your letter dated June 28, 2010, concerning the deficiencies in Form S-1 filed on June 1, 2010, we provide the following responses:

General

1.SEC Comment: Please revise to include the disclosure required by Item 102 of Regulation S-K.

Response:  We revised to include the disclosure required by Item 102 of Regulation S-K. Please refer to page 37 of the prospectus:

Description of property

We do not have an ownership or leasehold interest in any property.

2.SEC Comment: You provide information about the market for your products and services that is based upon reports or studies authored by third parties. Please provide supplemental copies of the reports or other source documentation from which data is extracted. Please mark the copies to highlight the appropriate location in your prospectus. Please tell us whether any of the third party reports were commissioned by you. As examples, we note your references to third-party data under the captions “Providers of 3D architectural visualization service”, “Marketing for our product” and “Competition”.

Response: We provided supplemental copies of the reports and other source documentation from which data or information about the market for our products and services based upon reports or studies authored by third parties was extracted. Please refer to page 29 (1).

We also replaced the source of information on pages 29 and 33 and of the prospectus:

page 29:

3D virtual reality architectural animations (also known as walk-through or fly-through animations) are short architectural movies created on a computer. Unlike an architectural rendering, which is a single image from a single camera point of view, an architectural animation is a series of hundreds or even thousands of still images made by a moving camera. When these thousands of images are assembled and played back they produce a movie effect much like a real movie camera except all images are artificially created by computer). (1)

(1) Data used and highlighted below is from Wikipedia, the free encyclopedia.  Internet link of the data extracted is http://en.wikipedia.org/wiki/Architectural_animation

Architectural animation

“Architectural Animation is a short architectural movie created on a computer. A computer-generated building is created along with landscaping and sometimes moving people and vehicles. Unlike an architectural rendering, which is a single image from a single point of view, an architectural animation is a series of hundreds or even thousands of still images. When these images are assembled and played back they produce a movie effect much like a real movie camera except all images are artificially created by computer. It is possible to add a computer-created environment around the building to enhance reality and to better convey its relationship to the surrounding area; this can all be done before the project is built giving designers and stakeholders a realistic view of the completed project. Architectural renderings are often used along with architectural animation.”

page 32:

Marketing Our Product

We plan to market our services in Canada. Architectural visualization services we plan on providing are highly dependent on construction industry in Canada. As of the time of this registration statement the construction industry in Canada was experiencing an economic down turn.  But according to various analysts Canadian economy is expected not only to recover in 2010, but also to expand by 3.1% with the full impact of stimulus spending, historically low interest rates and improved credit markets all taking effect.(2)
According to Statistics Canada non-residential construction is expected to increase 7.2 per cent to $139.2 billion (3) increasing demand for architectural illustration and animation.

(2) Data used  and highlighted below is from Financialpost.com. Internet link of the data extracted is  http://www.financialpost.com/news-sectors/economy/story.html?id=2670361

“Julie Fortier, Financial Post · Wednesday, Mar. 10, 2010

OTTAWA — After surging back to life with an annualized GDP of five per cent in the fourth quarter of 2009, all signs are pointing to Canada's economy growing another 3.1 per cent in 2010, according to an RBC Economics report released Thursday.

"An economic recovery is solidly taking root in Canada with the full impact of stimulus spending, historically low interest rates and improved credit markets all taking effect this year," Craig Wright, senior vice-president and chief economist at RBC, wrote in the report.

Unemployment rates are expected to average 8.4 per cent in 2010 before falling to 7.7 per cent in 2011. Consumer spending is expected to expand in both 2010 and 2011 by 2.8 per cent. Business investment is set to rise by more than seven per cent. "This should result in Canada's GDP expanding by an even greater 3.9 per cent in 2011," according to the report.

According to the report, economic growth in 2010 will be boosted by gains in Newfoundland and Labrador (4.1 per cent), Saskatchewan (3.6 per cent), B.C. (3.4 per cent) and Ontario (3.3 per cent). Growth in Alberta will rise only 2.5 per cent this year, but strengthen to 4.4 per cent in 2011.

The unexpectedly strong growth in the fourth quarter of 2009 reported last week has prompted traders to conclude the Bank of Canada will soon raise interest rates to keep the economy from overheating, sending Canada's dollar surging against the U.S. greenback. Early Thursday, the Canadian dollar was at 97.44 cents U.S., flirting with highs seen five months ago.

Avery Shenfeld, the chief economist at CIBC World Markets, said Wednesday he expects a rate hike in July and growing demand for Canadian investments will drive the loonie as high as $1.02 U.S. by September, before dropping to 97 cents U.S. by year's end, he forecasts.

— With files from Eric Lam and John Morrissy”

(3) Data used and highlighted below is from dcnonl.com. Internet link of the data extracted is http://dcnonl.com/article/id37770

“March 2, 2010

Statistics Canada expects non-residential construction to climb 5.3% in 2010

OTTAWA

Investment in non-residential construction and machinery and equipment is expected to increase 5.3 per cent to $239.9 billion this year. Statistics Canada predicts it will remain below 2008 levels due to the sizable decline in 2009.

Capital spending by the public sector, particularly the public administration, will account for nearly two-thirds of the increase.

The agency expects higher public-sector investment to continue into 2010 as capital spending by the public sector is anticipated to increase 9.9 per cent to nearly $87.8 billion.

Private-sector investment is expected to rise 2.8 per cent to $152.2 billion, with significant capital-spending increases from mining and oil-and-gas extraction, as well as manufacturing, are behind that increase.

Non-residential construction is expected to increase 7.2 per cent to $139.2 billion, accounting for over three-quarters of total capital spending, while spending on machinery and equipment is expected to increase 2.8 per cent to $100.7 billion.”

Please note that the third party reports or other source documentation were not commissioned by us.

Cover Page

3.SEC Comment: Please ensure that you limit front cover page to one page. Consider removing from the cover page the discussion of your plans regarding seeking quotation on the OTC Bulletin Board, which does not appear to be key information with respect to your offering. Refer to Item 501(b)of Regulation S-K.

Response: We referred to Item 501(b) of Regulation S-K.  We ensured that we limited front cover page to one page removing from the cover page the discussion of our plans regarding seeking quotation on the OTC Bulletin Board. Please refer to page 4 of the prospectus:

Prospectus

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

LOTON, CORP

3,000,000 Shares of Common Stock

$0.001 Par Value No Minimum

$0.03 per share

We are offering on a best-efforts basis 3,000,000 shares of common stock at a price of $0.03 per share in a direct public offering, without any involvement of underwriters or broker-dealers. The offering does not require that we sell a minimum number of shares; therefore not all of the shares may be sold. We anticipate to sell from one-third to 100% shares in this offering but there is no assurance that we are able to raise sufficient amount to cover our expanses. The amount raised may be minimal and may not even cover the costs of the offering.

This Prospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell.  Mr. Kuznetsov will sell the shares and intends to offer them to friends, family members and business acquaintances.  In offering the securities on our behalf, he will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The shares will be offered at a fixed price of $.03 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days. The offering shall terminate on the earlier of (i) the date when the Loton, Corp decides to do so, or (ii) when the offering is fully subscribed for.

Loton, Corp is a development stage company and currently has no operations.  Any investment in the shares offered herein involves a high degree of risk. You should carefully read and consider the section of this prospectus entitled “Risk Factors” on page 8 through 15 before buying any shares of Loton, Corp’s common stocks. Our independent registered public accountant has issued an audit opinion for Loton, Corp which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We have not made any arrangements to place funds in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SUBJECT TO COMPLETION, DATED July 9, 2010

4.SEC Comment: Given that the offering is self-underwritten, it is not appropriate to present information in the prospectus as though all the shares of common stock will be sold. Please delete the table, as it is likely to suggest to the reader that the total offering price and the proceeds to the issuer will be received.

Response: In response to this comment we deleted the table on the cover page of our Amendment No. 1 to Registration Statement on Form S-1

5.SEC Comment: Revise the cover page to concisely address “no minimum” structure of the transaction. Specifically, the cover page disclosure should reflect the possibility that all of the shares may not be sold and should discuss the range of possible outcomes, including the possibility that the amount raised may be minimal and may not even cover the costs of the offering, which you have estimated to be approximately $8,000. Please revise other relevant sections of the prospectus to address the impact the various outcomes could have on your business plans.

Response: We revised cover page to concisely address “no minimum” structure of the transaction. We also reflected the possibility that all of the shares may not be sold and the possibility that the amount raised may be minimal and may not even cover the costs of the offering. Please refer to page 4 of the prospectus:

LOTON, CORP

3,000,000 Shares of Common Stock

$0.001 Par Value, No Minimum

$0.03 per share

We are offering on a best-efforts basis 3,000,000 shares of common stock at a price of $0.03 per share in a direct public offering, without any involvement of underwriters or broker-dealers. The offering does not require that we sell a minimum number of shares; therefore not all of the shares may be sold. We anticipate to sell from one-third to 100% shares in this offering but there is no assurance that we are able to raise sufficient amount to cover our expanses. The amount raised may be minimal and may not even cover the costs of the offering.

This Prospectus will permit our President to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell.  Mr. Kuznetsov will sell the shares and intends to offer them to friends, family members and business acquaintances.  In offering the securities on our behalf, he will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The shares will be offered at a fixed price of $.03 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days. The offering shall terminate on the earlier of (i) the date when the Loton, Corp decides to do so, or (ii) when the offering is fully subscribed for.

We also revised other relevant sections of the prospectus to address the impact the various outcomes could have on our business plans. Please refer to page 22 and 23 of the prospectus:

If we sell one-third of the securities offered for sale by the Company, the proceeds will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses but our growth strategy will be limited. If we sell two-third or more of the shares in this offering, we believe the money will last for more than a year, and also provide funds for growth strategy. If we need more money we will have to revert to obtaining additional financing as described in this paragraph.

Prospectus Summary

The Offering – Net Proceeds, page 8

6.SEC Comment: Given that the offering is a best efforts, self-underwritten offering, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. In this regard, we note your statement that you expect to generate net proceeds of $82,000, even though there is no minimum number of shares that must be sold and no assurance that you will sell all of the shares covered by the prospectus. Where you reference shares to be sold in this offering, please revise to indicate a range of possible outcomes with respect to number of shares to be sold and the possible proceeds to be generated thereby.

Response: We revised to indicate a range of possible outcomes with respect to number of shares to be sold and the possible proceeds to be generated thereby. Please refer to page 8 of the prospectus:

The Issuer:	Loton, Corp
Securities Being Offered:	3,000,000 shares of common stock
Price Per Share:	$0.03
Duration of the Offering:

The shares will be offered for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days. The offering shall terminate on the earlier of (i) the date when the sale of all 3,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 3,000,000 shares registered under the Registration Statement of which this Prospectus is part. The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within ninety (90) days of the close of the offering.

Net Proceeds if 100% of the Shares Are Sold	$82,000
Net Proceeds if Two-Third of the Shares Are Sold	$52,000
Net Proceeds if One-Third of the Shares Are Sold	$22,000
Securities Issued and Outstanding:	There are 4,000,000 shares of common stock issued and outstanding as of the date of this prospectus, held solely by our sole officer and director Alex Kuznetsov.
Registration Costs	We estimate our total offering registration costs to be approximately $8,000.
Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

Risk Factors, page 9

General

7.SEC Comment: Please include a risk factor regarding the no minimum structure of the offering. Specifically, please disclose that there is no a minimum number of share that needs to be sold in this offering for you to access the funds. Moreover, there is no assurance that you will generate sufficient funds to cover the costs of the offering.

Response: We added a risk factor discussing the no minimum structure of the offering to page 10 of the prospectus:

We are solely dependent upon the funds to be raised in this offering to start our business and to cover the costs of the offering. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

We need the proceeds from this offering to start our operations. Our offering has no minimum structure. Specifically, there is no a minimum number of share that needs to be sold in this offering for us to access the funds. There is no assurance that we will generate sufficient funds to cover the costs of the offering. Given that the offering is a best efforts, self-underwritten offering, we cannot assure you that all or any shares will be sold. We have no firm commitment from anyone to purchase all or any of the shares offered. We may need additional funds to complete further development of our business. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

“Because our sole officer and director has other business interests” page 11

8.SEC Comment: You state that Mr. Kuznetsov intends to devote “30% of his business time” to your affairs. Please revise to state in more precise terms, such as hours per week, the amount of time Mr. Kuznetsov intends to devote to managing your affairs.

Response: We revised to state in more precise terms, such as hours per week, the amount of time Mr. Kuznetsov intends to devote to managing our affairs. Please refer to page 11 of the filing:

Because our sole officer and director has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Our sole Chief Executive Officer  and director, Mr. Alex Kuznetsov, will only be devoting limited time to our operations. Mr. Kuznetsov intends to devote approximately 15 hours/week of his business time to our affairs. Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to him. As a result, operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations. It is possible that the demands on Alex Kuznetsov from his other obligations could increase with the result that he would no longer be able to devote sufficient time to the management of our business. In addition, Mr. Kuznetsov may not possess sufficient time for our business if the demands of managing our business increase substantially beyond current levels.

“Our industry is cyclical and these fluctuations could have significant impact on our business volume”, page 13

9.SEC Comment: Please describe in what ways the architectural visualization business is cyclical. If you mean simply that the industry is affected in terms of general economic decline, please revise your disclosure to clarify this.

Response:  We revised our risk factor on page 13 of the prospectus to clarify the statement regarding the architectural visualization industry being affected by general economic decline:

The architectural visualization industry might be affected by general economic decline and this could adversely affect our operating results and could lead to lower revenues than expected.

The architectural visualization industry might be affected by general economic decline. As of the time of this registration statement the construction industry in North America, which we significantly rely and depend on, was experiencing an economic down turn.  We expect that this could adversely affect our operating results and could lead to lower revenues than expected if economic situation does not change for better.

“When our shares of common stock commence trading on the OTC Bulletin Board, the trading price will fluctuate”, page 15

10.SEC Comment: Please revise this sub caption and the text of the risk factor to indicate clearly that it is possible that your common stock may never be quoted on the OTC Bulletin Board. In this regard, we note your disclosure under the risk factor subcaption “There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.”

Response: We revised the subcaption and the text of the risk factor to indicate clearly that it is possible that our common stock may never be quoted on the OTC Bulletin Board. Please refer to page 15 of the prospectus:

Our common stock may never be quoted on the OTC Bulletin. When/if our shares of common stock commence trading on the OTC Bulletin Board, the trading price will fluctuate significantly and stockholders may have difficulty reselling their shares.

As of the date of this Registration Statement, our common stock does not yet trade on the Over-the-Counter Bulletin Board. Our common stock may never be quoted on the OTC Bulletin.  When/if our shares of common stock commence trading on the Bulletin Board, there is a volatility associated with Bulletin Board securities in general and the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock: (i) disappointing results from our development efforts; (ii) failure to meet our revenue or profit goals or operating budget; (iii) decline in demand for our common stock; (iv) downward revisions in securities analysts' estimates or changes in general market conditions; (v) technological innovations by competitors or in competing technologies; (vi) lack of funding generated for operations; (vii) investor perception of our industry or our prospects; and (viii) general economic trends.

     In addition, stock markets have experienced price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to sell their shares at a fair price and you may lose all or part of your investment.

“We will incur ongoing costs and expenses for SEC reporting”, page 16

11.SEC Comment: You state that “if necessary…(your sole officer and director) has verbally agreed to loan the company funds to complete the registration process”. We note your statement on page 27 that your sole office and director “has indicated that he may be willing to provide funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months” if no other proceeds are obtained. Please include in your risk factor section a discussion of the uncertainty associated with a loan from Mr. Kuznetsov and any material adverse effects that the failure to receive such a loan would have on your operations.

Response: We included in our risk factor section a discussion of the uncertainty associated with a loan from Mr. Kuznetsov and any material adverse effects that the failure to receive such a loan would have on our operations. Please refer to page 16 of the prospectus:

We will incur ongoing costs and expenses for SEC reporting and compliance. Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

 Our business plan allows for the payment of the estimated $8,000 cost of this registration statement to be paid from existing cash on hand.  If necessary, Alex Kuznetsov, our Chairman, has verbally agreed to loan the company funds to complete the registration process; however, there is no contract in place or written agreement securing this agreement and there is no assurance that additional financing will be available or if available, on terms that will be acceptable to us. Management believes if the company cannot maintain its reporting status with the SEC it will have to cease all efforts directed towards the company. As such, any investment previously made would be lost in its entirety.

We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Management’s Discussion and Analysis or Plan of Operations, page 22

12.SEC Comment: Please revise your disclosure in this section to provide a clear discussion regarding the minimum amount of cash resources you will require to fund your business plan and/or operations for the remainder of the current fiscal year. In revising your disclosure, please reconcile the following statements:

- We believe our cash balance is not sufficient to fund our limited levels of operations for any period of time.

- We believe we can satisfy our cash requirements during the next 12 months.

- Even if we raise the maximum amount of money in this offering, we do not know how long the money will last, however, we do believe it will last twelve months.

- We believe that we will be able to raise enough money through this offering to begin operations but we cannot guarantee that once we begin operations we will stay in business.

- If we do not raise the maximum amount of money from this offering, it will last a year but with limited funds available to develop growth strategy.

- If we do not obtain the maximum or less than 50% of the maximum proceeds, we may need to borrow additional funds to continue our business plan within the next twelve months.

Response: We revised our disclosure in Management’s Discussion and Analysis or Plan of Operations section of the prospectus to provide a clear discussion regarding the minimum amount of cash resources we will require to fund our business plan and/or operations for the remainder of the current fiscal year. Please refer to pages 22-23 of the prospectus:

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

 This section of the prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

 We are a development stage corporation and have not started operations or generated or realized any revenues from our business operations. Our cash balance is $3,991 as of April 30, 2010.   Our current cash balance might not be sufficient to fund our limited levels of operations for the next 12 months if we are unable to successfully raise money in this offering. In addition, we have been utilizing and may utilize funds from Alex Kuznetsov, our Chairman, President, and Secretary, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees.  Mr. Kuznetsov, however, has no formal commitment, arrangement or legal obligation to advance or loan funds to the company.  In order to achieve our business plan goals, we will need the funding from this offering and substantial additional funding.

 Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.

This is because we have not generated any revenues and no revenues are anticipated until we develop our website, purchase computers and software and implement our marketing plan. We believe our website will be operational 90 days from the completion of our offering. Accordingly, we must raise cash from sources other than operations. Our only other source for cash at this time is investments by shareholders in our company. We must raise cash to implement our project and begin our operations. We will not begin operations until we raise money from this offering.

If we sell one-third of the securities offered for sale by the Company, the proceeds will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses but our growth strategy will be limited. If we sell two-third or more of the shares in this offering, we believe the money will last for more than a year, and also provide funds for growth strategy. If we need more money we will have to revert to obtaining additional financing as described in this paragraph.

If we are unable to successfully attract enough customers to use our services we may quickly use up the proceeds from this offering and will need to find alternative sources. At the present time, we have not made any arrangements to raise additional cash, other than through this offering.

 We plan to raise additional funding by way of a private debt or equity financing, but have not commenced any activities to raise such funds and have no current plans on how to raise such funds. If we experience such a shortage of funds prior to funding during the next 12 months, we may utilize funds from Alex Kuznetsov, our Sole Officer and Director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. Other than as described in this paragraph, we have no other financing plans.

 No proceeds will be used as direct or indirect payments to Mr. Kuznetsov or his affiliates.

Plan of Operations

If we sell one-third of the securities offered for sale by the Company, the proceeds will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses but our growth strategy will be limited. If we sell two-third or more of the shares in this offering, we believe the money will last for more than a year, and also provide funds for growth strategy. If we need more money we will have to revert to obtaining additional financing by way of a private debt or equity financing. We may also utilize funds from Alex Kuznetsov, our Sole Officer and Director.

Plan of operations, page 23

13. SEC Comment: Please include a clear statement as to the period of time, in your opinion, that the proceeds from the offering will satisfy cash requirements and whether, in the next six months, you will be required to raise additional funds to meet operating expenses. Include a discussion of the reasons for this belief. Please ensure that your discussion addresses as necessary the range of possible outcomes given that this offering has no minimum requirement. Refer to Item 101(a)(2) of Regulation S-K.

Response:  If we sell one-third of the securities offered for sale by the Company, the proceeds will satisfy cash requirements for 12 months and we will not be required to raise additional funds to meet operating expenses but our growth strategy will be limited. If we sell two-third or more of the shares in this offering, we believe the money will last for more than a year, and also provide funds for growth strategy. If we need more money we will have to revert to obtaining additional financing by way of a private debt or equity financing. We may also utilize funds from Alex Kuznetsov, our Sole Officer and Director.

Business, page 28

14. SEC Comment: We suggest that you remove all references to third-party websites throughout your prospectus, in the business section and elsewhere. While it is appropriate to reference third-party research on which management bases its beliefs, it is not appropriate to attempt to incorporate into the prospectus information contained in the referenced websites.

Response: We removed all references to third-party websites throughout our prospectus, in the business section and elsewhere.

Product, page 29

15.SEC Comment: You list six categories of digital media within the field of architectural visualization. Clarify whether your proposed business will be limited to specific categories or cover all the enumerated categories. In addition, the relevance of figure 1 is not apparent. Please clarify how rendering in figure 1 relates to “designing graphics displays in operating rooms so doctors can read complex data” and, further, how this relates to your proposed product. In revising your disclosure please ensure that the nexus between the discussion and examples you provide and your proposed business product is clear.

Response: We added a clarification regarding the categories of digital media within the field of architectural visualization we intend to cover. Please refer to page 29 of the prospectus:

We intend to provide 3D rendering, animation and architectural visualization services and plan on using advanced computer technology to produce photo realistic 3D rendering, walk-through animation and 360 degree panorama. Our proposed business will cover all six categories of digital media within the field of architectural visualization mentioned below. Our potential clients will include architects, builders, advertising agencies, interior designers, home renovators, home owners and various sectors which have need of 3D visualization.

We also removed figures 1 and 2 from page 31 of the prospectus to ensure that the nexus between the discussion and examples we provide is clear.

16.SEC Comment: Tell us whether you have the expertise and capability, at this time, to produce the types of renderings you have used as examples in your document. To the extent the depictions used in the examples provided were not rendered by you, consider whether it is appropriate to include them in your prospectus.

Response: We removed figures 1 and 2 (depictions) from page 31 of the prospectus.

Marketing our product, page 33

17.SEC Comment: We note that you rely on statistical data from unnamed third-party analysts to support the assertion that the Canadian economy is expected to expand in 2010. Please disclose the third-party relied upon and provide us with marked copies of the report. Alternatively, you may remove the reference to third-parties and restate the conclusion as your own.

 Response: We disclosed the third-party relied upon and provided you with marked copies of the report to support the assertion that the Canadian economy is expected to expand in 2010. Please refer to page  32 (2) and page 33 (3).

We also replaced the source of information on page 33 of the prospectus:

Marketing Our Product

We plan to market our services in Canada. Architectural visualization services we plan on providing are highly dependent on construction industry in Canada. As of the time of this registration statement the construction industry in Canada was experiencing an economic down turn.  But according to various analysts Canadian economy is expected not only to recover in 2010, but also to expand by 3.1% with the full impact of stimulus spending, historically low interest rates and improved credit markets all taking effect.(2)
According to Statistics Canada non-residential construction is expected to increase 7.2 per cent to $139.2 billion (3) increasing demand for architectural illustration and animation.

(2) Data used and highlighted below is from Financialpost.com. Internet link of the data extracted is  http://www.financialpost.com/news-sectors/economy/story.html?id=2670361

“Julie Fortier, Financial Post · Wednesday, Mar. 10, 2010

OTTAWA — After surging back to life with an annualized GDP of five per cent in the fourth quarter of 2009, all signs are pointing to Canada's economy growing another 3.1 per cent in 2010, according to an RBC Economics report released Thursday.

"An economic recovery is solidly taking root in Canada with the full impact of stimulus spending, historically low interest rates and improved credit markets all taking effect this year," Craig Wright, senior vice-president and chief economist at RBC, wrote in the report.

Unemployment rates are expected to average 8.4 per cent in 2010 before falling to 7.7 per cent in 2011. Consumer spending is expected to expand in both 2010 and 2011 by 2.8 per cent. Business investment is set to rise by more than seven per cent. "This should result in Canada's GDP expanding by an even greater 3.9 per cent in 2011," according to the report.

According to the report, economic growth in 2010 will be boosted by gains in Newfoundland and Labrador (4.1 per cent), Saskatchewan (3.6 per cent), B.C. (3.4 per cent) and Ontario (3.3 per cent). Growth in Alberta will rise only 2.5 per cent this year, but strengthen to 4.4 per cent in 2011.

The unexpectedly strong growth in the fourth quarter of 2009 reported last week has prompted traders to conclude the Bank of Canada will soon raise interest rates to keep the economy from overheating, sending Canada's dollar surging against the U.S. greenback. Early Thursday, the Canadian dollar was at 97.44 cents U.S., flirting with highs seen five months ago.

Avery Shenfeld, the chief economist at CIBC World Markets, said Wednesday he expects a rate hike in July and growing demand for Canadian investments will drive the loonie as high as $1.02 U.S. by September, before dropping to 97 cents U.S. by year's end, he forecasts.

— With files from Eric Lam and John Morrissy”

(3) Data used and highlighted below is from dcnonl.com. Internet link of the data extracted is http://dcnonl.com/article/id37770

“March 2, 2010

Statistics Canada expects non-residential construction to climb 5.3% in 2010

OTTAWA

Investment in non-residential construction and machinery and equipment is expected to increase 5.3 per cent to $239.9 billion this year. Statistics Canada predicts it will remain below 2008 levels due to the sizable decline in 2009.

Capital spending by the public sector, particularly the public administration, will account for nearly two-thirds of the increase.

The agency expects higher public-sector investment to continue into 2010 as capital spending by the public sector is anticipated to increase 9.9 per cent to nearly $87.8 billion.

Private-sector investment is expected to rise 2.8 per cent to $152.2 billion, with significant capital-spending increases from mining and oil-and-gas extraction, as well as manufacturing, are behind that increase.

Non-residential construction is expected to increase 7.2 per cent to $139.2 billion, accounting for over three-quarters of total capital spending, while spending on machinery and equipment is expected to increase 2.8 per cent to $100.7 billion.”

Competition, page 35

18.SEC Comment: It does not appear that you currently compete with the well-known Canadian visualization studios you have named in your prospectus. Please remove the names of these studios as well as your discussion of the areas in which these studios specialize, or explain in greater detail how you currently compete with these companies. Your discussion should address the competitive business conditions to be found within the industry, your competitive position, which could include your anticipated area of specialization, as well as methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: We removed the names of the well-known Canadian visualization studios named in our prospectus on page 35 as well as the discussion of the areas in which these studios specialize.

We also referred to Item 101(h)(4)(iv) of Regulation S-K and revised the section of the prospectus discussing Competition accordingly. Please refer to page 35 of the document:

Competition

Our competitors will include Canadian companies providing 3D rendering, animation and architectural visualization services with substantial customer bases and working history. We will not be differentiating ourselves from the foregoing, but merely competing with them. The market of architectural visualization services is large and fragmented, and may be difficult to penetrate. Our competitive position within the industry is negligible in light of the fact that we have not started our operations. Older, well-established companies providing 3D rendering, animation and architectural visualization services with records of success currently attract customers. Since we have not started operations, we cannot compete with them on the basis of reputation. We do expect to compete with them on the basis of the range of 3D services and the quality of 3D services that we intend to provide. There can be no assurance that we can maintain a competitive position against our competitors, particularly those with greater financial, marketing, service, technical and other resources. Our failure to maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations. At this time, our principal method of competition will be through personal contact with potential clients.

19.SEC Comment: With respect of your director, provide the disclosure required by Item 407(a) of Regulation S-K regarding the director independence.

Response: We provided disclosure required by Item 407(a) of Regulation S-K regarding the director independence.

DIRECTOR INDEPENDENCE

Our board of directors is currently composed of one member, Alex Kuznetsov, who does not qualify as an independent director in accordance with the published listing requirements of the NASDAQ Global Market.  The NASDAQ independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us.  In addition, our board of directors has not made a subjective determination as to each director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, though such subjective determination is required by the NASDAQ rules.  Had our board of directors made these determinations, our board of directors would have reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Management, page 38

20.SEC Comment: We refer to SEC Release No.33-9089, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf, and note that you have not complied with the enhanced disclosure requirements set forth in the final rule. As an example, and without limitation, we note that you have not discussed the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time this disclosure is made, in light of your business and structure as required by Item 401(e)(1) of Regulation S-K. Please revise your document to include the applicable disclosure enhancements.

Response: We referred to SEC Release No.33-9089 and revised our disclosure to include the applicable disclosure enhancements as required. Please refer to page 38 of the prospectus:

      Mr. Kuznetsov has acted as our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors since our incorporation on December 28, 2009.  Mr. Kuznetsov owns 57.14% of the outstanding shares of our common stock.  As such, it was unilaterally decided that Mr. Kuznetsov was going to be our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors. This decision did not in any manner relate to Mr. Kuznetsov’s previous employments.  Mr. Kuznetsov’s previous experience, qualifications, attributes or skills were not considered when he was appointed as our sole President, Chief Executive Officer, Treasurer, Chief Financial Officer, Chief Accounting Officer, Secretary and sole member of our board of directors.

Exhibits

21.SEC Comment: Please file the form of subscription agreement and stock certificates you intend to use in connection to this offering. Refer to Item 601(b)(4) of Regulation S-K.

Response: We filed Subscription agreement as an exhibit  99.1. Currently we do not have Transfer Agent therefore we have not ordered Stock Certificates yet.

22.SEC Comment: Please file as an exhibit the consent of counsel. Refer to Item 601(b) (23) of Regulation S-K.

Response:  We filed the consent of counsel as an exhibit 5.1

Please direct any further comments or questions you may have to the company's president Mr. Alex Kuznetsov at:

13499 Rue Huntington

Pierrefonds, QC, H8Z1G3, Canada

Tel. 1(438)8701351

Fax. 1(450)9881288

Thank you.

Sincerely,

/S/ Alex Kuznetsov

Alex Kuznetsov, President